UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,353,838
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,353,838

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,353,838
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.44%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.14%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,301,283
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,301,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,283
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.27%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 773,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.43%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror E LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,127,935
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,127,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.63%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person CO

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 11, 2019, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2019, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on May 13, 2019, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on August 1, 2019 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on August 28, 2019 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Standstill Agreement

In connection with the Proposal submitted by Blackstone Infrastructure Advisors L.L.C., an affiliate of the Reporting Persons, on behalf of the Sponsors, to the Conflicts Committee on August 27, 2019, Blackstone Infrastructure Advisors L.L.C. (together with its controlled affiliates (including, for the avoidance of doubt, Class A Acquiror, the Up-C Acquirors and the Prairie Secondary Acquirors), but expressly excluding the Issuer, the general partner of the Issuer and their respective subsidiaries and controlled affiliates, the “BIA Sponsor”) entered into a standstill agreement with the Conflicts Committee on September 25, 2019 (the “Standstill Agreement”), pursuant to which the BIA Sponsor agreed that it will not, directly or indirectly, without the prior written consent of the Conflicts Committee, in any manner after the effective date of the Standstill Agreement (“Effective Date”) through the date of termination, as described below, (i) acquire, agree to acquire or make any proposal or offer to acquire (except as contemplated by the Proposal), any additional securities or property of or interests in the Issuer or any of its subsidiaries, or any rights or options to acquire any such securities, property or interests; (ii) enter into, or make any proposal or offer with respect to (except as contemplated by the Proposal), any merger, consolidation, business combination, reorganization or similar transaction involving the Issuer or any of its subsidiaries; (iii) amend or propose to amend the organizational documents of the Issuer, the general partner of the Issuer or of any subsidiary of the Issuer; (iv) make, or in any way participate in, any solicitation of proxies, to vote or consent, or enter into or seek to enter into, any agreement, arrangement or understanding with, or seek to advise or influence another person with respect to the voting of, or granting of a consent with respect to, any securities of or interests in the Issuer or any of its subsidiaries; (v) cause the general partner of the Issuer or the Issuer or any of its subsidiaries to issue any additional securities or interests (other than the issuance of securities issued on account of awards outstanding under employee benefit plans existing as of the date of the Standstill Agreement) or to take or propose to take, directly or indirectly, any action described in clauses (i), (ii), (iii) or (iv); (vi) vote in favor of, or give consent with respect to any security of or interest in the Issuer or any of its subsidiaries in favor of, any transaction, proposal, offer or amendment described in clauses (i), (ii) or (iii) if such transaction, proposal, offer or amendment was not approved and recommended to security holders or interest holders by the Conflicts Committee; (vii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of or interests in the Issuer (except to the extent that no member of such “group” beneficially owns any securities of or interests in the Issuer that are not already beneficially owned by the BIA Sponsor as of the Effective Date); (viii) provide, or act as agent for the purpose of obtaining, debt or equity financing for any transaction, other than the transaction contemplated by the Proposal (the “Proposed Transaction”), that would violate or contribute to a violation of the Standstill Agreement; (ix) disclose any intention, plan or arrangement inconsistent with the foregoing; (x) disclose to any person, other than any Representative (as defined below), any undisclosed terms or conditions of the Proposed Transaction; (xi) propose, agree to, promote, solicit or publicly announce its willingness to undertake or support any of the foregoing, or advise, assist or encourage any other person in connection with any of the foregoing; or (xii) propose or agree to eliminate the Conflicts Committee, revoke or diminish its authority, or remove or cause the removal of any director that is a member of the Conflicts Committee.

Notwithstanding the above, the foregoing does not restrict the ability of the BIA Sponsor, any of its affiliates or any of their respective directors, officers, employees, agents, equityholders and advisors (including financial advisors, attorneys, accountants and other consultants and potential financing sources) (each, a “Representative”) from (A) privately making any proposal with respect to and privately negotiating the terms of the Proposed Transaction or any alternative thereto with the Conflicts Committee, (B) privately disclosing or discussing any information regarding the Proposed Transaction or any alternative thereto being negotiated with the Conflicts Committee to any Representative of the BIA Sponsor or any of its affiliates, or negotiating or entering into any agreements or arrangements with any such person with respect to the Proposed Transaction or any alternative thereto being discussed with the Conflicts Committee or (C) disclosing any information that the BIA Sponsor determines, based upon the advice of outside counsel, is required by applicable law, rules, regulations or other applicable legal process or requested by a governmental authority; provided, further, that clauses (iv) and (vii) above do not limit or otherwise restrict any action taken by the BIA Sponsor at any time after the Effective Date to vote or give consent with respect to securities of or interests in the Issuer held by the BIA Sponsor of record on the Effective Date in a manner which does not otherwise violate the Standstill Agreement.

These prohibitions will terminate on the earliest of (VV) 120 days from the Effective Date; (WW) the entry into a definitive agreement related to the Proposed Transaction that the Conflicts Committee has approved and which contains provisions similar to the prohibitions contained in Section 1 of the Standstill Agreement that are effective until the conclusion of the vote of the limited partners of the Issuer on the Proposed Transaction; (XX) the date on which the Conflicts Committee determines, in its sole discretion, to discontinue discussions with respect to the Proposed Transaction and the Conflicts Committee makes a public announcement with respect thereto; (YY) the date on which the BIA Sponsor determines, in its sole discretion, to discontinue discussions with respect to the Proposed Transaction and the BIA Sponsor makes a public announcement with respect thereto; provided, that such date will not be prior to 60 days from the Effective Date; or (ZZ) the date on which the Conflicts Committee and the BIA Sponsor publicly announce their mutual agreement to discontinue discussions with respect to the Proposed Transaction.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit	Description

14	Standstill Agreement, dated September 25, 2019, by and between the Conflicts Committee of the Board of Directors of Tallgrass Energy GP, LLC and Blackstone Infrastructure Advisors L.L.C.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2019

PRAIRIE ECI ACQUIROR LP
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE VCOC ACQUIROR LP
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D/A]

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By:	BIA GP L.P., its general partner
By:	BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.P.
By:	BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Tallgrass Energy, LP – Schedule 13D/A]

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D/A]